Via Edgar

April 26, 2024

Madeleine Mateo and James Lopez
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	X Financial
Form 20-F for the Fiscal Year Ended December 31, 2022
Response dated October 6, 2023
File No. 001-38652

Dear Ms. Mateo and Mr. Lopez:

On behalf of our client, X Financial, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2024 (the “Comment Letter”) regarding the Company’s response letter filed on October 6, 2023.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. The Company will include the below proposed disclosure in the annual report on Form 20-F for fiscal year ended December 31, 2023 (the “2023 20-F”).

Correspondence filed October 6, 2023

Introduction, page iii

1.

We note your response to prior comment 1. In future filings, please clearly identify in the graphic (1) the entities that conduct operations and (2) the entity in which investors own their interests. Provide the text accompanying the footnotes. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and will amend the graphic as below in the 2023 20-F.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.

(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.

(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang (VIE).

(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the interests.

** Entities in which the shareholders of X Financial do not own any interests.

VIE Structure and Risks Relating to Our Corporate Structure, page 1

2.	We note your response to prior comment 4. In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. In this regard, we note, in a non-exclusive manner, that you refer to the Company’s control over the VIE in your proposed disclosure in response to prior comment 1 and prior comment 3. Also with respect to prior comment 3, we note the statement that one of the subsidiaries conducts internet value-added business of which foreign investment is restricted and that “[a]s a result, our shareholders may never directly hold all equity interests in such VIEs.” Please clarify the extent to which investors may never hold equity interests in the Chinese operating company under the VIE structure regardless of the nature of the subsidiaries’ operations. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and will include below disclosure in the 2023 20-F. The Company will disclose in the 2023 20-F that “variable interest entities” or “VIEs” refer to Chinese Mainland companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity. The Company will amend 2023 20-F with below proposed amended disclosure on page 1 (in which the deleted parts are with deletion line and the added parts are with underline).

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the Chinese Mainland laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the Chinese Mainland government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. The contractual arrangements have not been judicially tested in the Chinese Mainland and there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. We rely on the VIE Agreements with VIEs to control and operate their businesses. ~~One of our VIEs and a subsidiary of the VIEs conduct internet value-added businesses of which foreign investment is restricted. As a result,~~ The investors may never ~~directly~~ hold equity interests in such VIEs. We may also be subject to sanctions imposed by Chinese Mainland regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. We may also be subject to Chinese Mainland laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in Chinese Mainland, and the recent statements and regulatory actions by the Chinese Mainland government relating to data security may affect our remaining business operations in Chinese Mainland or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the Chinese Mainland government that could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

Regulation, page 81

3.

We note your response to prior comment 8. In future filings, please revise your disclosure to explain whether and how each law, rule and regulation has had, or may reasonably be expected to have, a material impact on your business, operations or liquidity, including, but not limited to, revising the following:

Response: P2P operation business is a commercial term which means providing investment products to individual investors via peer-to-peer model, and “Online lending information service provider” and “internet lending information intermediary” are also terms denoting P2P operation business operator. The Company is no longer a P2P operation business operator since it completely cleared and ceased the P2P operation business as of December 17, 2020, and it is currently operating platforms connecting borrowers with institutional funding partners rather than individual investors. Therefore, P2P operation business related laws and regulations no longer apply to the Company except that it cannot assure you that it will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to its previous P2P operation business. As of the date of this response, the Company has obtained licenses that are material for its current business operations, including business licenses, financing guarantee license, online microcredit business operating license, network microcredit license, value-added telecommunications service operating license (“VATS License”) except otherwise disclosed in the annual report.

• In your response with regard to the Interim Measure, you state that the Interim Measures do not apply to you because you are no longer a P2P operations business. Please explain how your business does not involve information service provider products such as “financial products to raise fund or acting as an agent to sell financial products,” as referenced on page 84, when you facilitate “online purchasing,” “secured loans,” online “loan application,” verification of “applicant’s information using multiple authentication technologies and internal and external databases,” and so forth;

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in the 2023 20-F with below proposed amended disclosures (in which the deleted parts are with deletion line and the added parts are with underline). Particularly, for the laws and regulations related to historic P2P operation business, it has been moved to a new section under the Regulation part, “Regulations Relating to Historic P2P Operation Business”.

Risk Factors:

Risks Relating to Our Business and Industry - We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.

. . .

As of December 17, 2020, Xiaoying Wealth Management platform’s P2P operation business had been cleared and ceased, and the principal and earnings of all individual investors had been fully settled. We are currently operating platforms connecting borrowers with institutional funding partners rather than individual investors. Since that date, we have not undertaken any activities related to the P2P operation. In this regard, the Interim Measures and other regulations that regulate P2P operation business are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industry - We may be required to obtain or reapply for additional value-added telecommunication business licenses.

Chinese Mainland regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a VATS License. If we fail to obtain or maintain licenses required for our business, we could be subject to sanctions including corrective orders and warnings from the Chinese Mainland telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile applications may be ordered to cease operation.

~~Pursuant to the Interim Measures, we are required to apply for appropriate telecommunication business operation permit, i.e., the value-added telecommunication business license, in accordance with relevant provisions of competent communication departments after we have completed the registration of online lending intermediary with local financial regulatory authority. The local government authority has not yet issued the relevant implementation rules regarding such filing and therefore we cannot assure you we will be able to make the necessary filing or apply for the value-added telecommunication business license. Even if we have obtained the telecommunication business license, we may also be subject to monetary penalty or suspension of operation and rectification by the telecommunication administrations if we fail to operate the business as prescribed in the telecommunication operating licenses, or fail to operate the business as regulated by the telecommunications administration or other regulatory authorities.~~

Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the Chinese Mainland communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other VATS Licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such VATS Licenses are required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

Additionally, according to Guidance on Regulating Asset Management Business of Financial Institutions, or the Guidance, which was promulgated jointly by the PBOC, China Insurance Regulatory Commission (“CIRC”), CSRC and the State Administration of Foreign Exchange(“SAFE”) on April 27, 2018, only financial institutions, such as banks, trusts, securities, funds, futures, insurance asset management agencies and financial asset investment companies, can operate asset management business. As ancillary services that we currently provide are not “asset management business” as defined in the Guidance or other applicable Laws and Regulations, we do not believe that we would be subject to the Guidance. However, we cannot assure you if the money market products offered by the relevant financial institutions to which we provide the ancillary services will not be ceased pursuant to the Guidance.

Nevertheless, the interpretation and the enforcement of such regulations in the context of online consumer finance industry remains uncertain, and therefore, it is unclear what kind of VATS Licenses we should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the Chinese Mainland communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other VATS Licenses, or issue new regulatory requirements to institute a new licensing regime for our industry.

In addition, the Telecommunications Regulations promulgated by the State Council and its related implementation rules, including a catalog issued by the Ministry of Industry and Information Technology, or MIIT, categorize various types of value-added telecommunications services. Under the Telecommunications Regulations, e-commerce operator may be required to obtained an online data processing and transaction processing license, or ODPTP license. Our online shopping mall may be required to obtain ODPTP license.

If such VATS Licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain or maintain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

In addition, as certain shareholder of the VIEs has changed his nationality, our consolidated VIEs may be deemed as foreign-invested telecommunications enterprises. Therefore, we are required to reapply for the ICP licenses as foreign-invested telecommunications enterprises. However, we cannot assure you that we will be able to complete such procedure in a timely manner, or even at all. In addition, we cannot assure you that we will be able to comply with these laws and regulations in all respects. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Risks Relating to Our Business and Industry - We may face regulatory risk as we indirectly charge our borrowers in the manner that our borrowers are not aware.

External financing guarantee companies that we cooperate provide guarantee for a number of loans if our borrowers fail to repay. The financing guarantee companies that we cooperate charge borrowers a guarantee fee, a portion of which will be subsequently paid to us by the financing guarantee companies as the service fee for the intermediary service we provide. We cooperated with Shenzhen Xintang(VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang(VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang(VIE) in the first quarter of 2023. Shenzhen Xintang(VIE) no longer guarantees any outstanding loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” The Announcement 3 states that all institutions engaged in loan business shall display annual loan interest rate to borrowers in an obvious way when marketing through websites, mobile applications, posters and other channels and that the annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. ~~According to the Interim Measures, an online lending information intermediary shall agree with lenders and borrowers on the service fee standards and payment.~~ However, our borrowers are not aware of the fact that we actually charge service fees and the manner in which such fees are charged. Therefore, our business practices and the way we collect service fees may be considered by the regulatory authorities as a violation of regulations and we may be subject to administrative penalties. If we were imposed penalties or forced to adjust the way by which we charge fees, there will be an adverse impact on our business, financial condition, and operating results.

Regulation- Regulations Relating to Historic P2P Operation Business.

. . .

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the CBIRC), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measures aiming to regulate P2P (Peer to Peer) operation business. ~~Pursuant to the Interim Measures, online lending information service providers shall complete registration with local financial regulatory authority and obtain appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. Where an internet lending information intermediary violates laws and regulations, and regulatory rules on internet lending, penalties shall be imposed according to laws and regulations in which penalty provisions are given. If there is no penalty provision in laws and regulations, the local financial regulator of the place where its industrial and commercial registration is made may take regulatory measures such as holding regulatory talks, issuing warning letters, ordering to redress, criticizing, and entering credit records and making announcement for its violations to laws and regulations and failure to fulfill its public commitments, and may give a warning, impose a penalty not more than RMB 30,000 yuan and take other penalty measures according to the law. Where a crime is committed, criminal liability will be prosecuted according to the law.~~ We used to provide investment products to individual investors via P2P model on our Xiaoying Wealth Management platform (the “P2P operation business”). However, since ~~Since~~ early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers, and as of December 17, 2020, our P2P operation business had been cleared and ceased. Since that date, we have not undertaken any activities related to the P2P operation. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, the Interim Measures and the regulations therein which regulate P2P operation business, including the requirements of registration and license, restrictions of issuing financial products to raise fund or acting as an agent to sell financial products and the grace period, are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.~~may be required to obtain or reapply for additional value-added telecommunication business licenses.~~”

. . .

• Reconcile the statement in your response that you are “not an Internet Lending Information Intermediary” with disclosure elsewhere indicating that you satisfy regulatory requirements of such an entity or are otherwise identified as an internet lending information intermediary. For example, we note the statement on page 27 that the Interim Measures and the Inspection Notice imposed additional obligations on online lending information intermediaries, “including us”;

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in the 2023 20-F with below proposed amended disclosures (in which the deleted parts are with deletion line and the added parts are with underline).

Risks Relating to Our Business and Industry - We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

. . .

~~In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders.~~ We do not conceal any material information and intentionally provide false information to institutional funding partners. In addition, we also leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. ~~As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud.~~

• Please address in your response with regard to Circular 141 whether you “provide online lending services for loans used for purchasing real property, or any loan without specific usage of funds”;

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in the 2023 20-F with below proposed amended disclosures (in which the deleted parts are with deletion line and the added parts are with underline).

Regulation- Regulations Relating to Historic P2P Operation Business.

. . .

~~Moreover, pursuant to Circular 141, an online lending information provider shall not (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds. Where a lender develops business in violation of the afore-mentioned provisions, the regulatory authorities shall, in light of the seriousness of the case, urge it to rectify by taking such measures as suspending its business, ordering it to make correction, circulating a notice of criticism, rejecting filing or revoking its business qualification; if the circumstance is serious, the lender shall be banned; meanwhile, the relevant functional department and the financial regulatory department of the people’s government at the provincial level shall, as the case may be, impose administrative penalties on the lender according to law. If any website or platform assists the lender in conducting business in violation of laws or regulations, the relevant authorities shall suspend the operation of such website of platform, and pursue its liability in accordance with the law.~~ We had ~~have~~ taken considerate measures to comply with the Circular 141: (i) the interest rates of our products are capped and comply with the requirements of relevant laws and regulations; (ii) as of present, we do not deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) we do not outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) we no longer involve in peer-to-peer online lending business and we do not assist the banking financial institutions to participate in peer-to-peer online lending; and (v) we conduct risk review on the application materials submitted by borrowers and check their loan repayment capacity. The loans may be only granted when the risk review is passed. The scope of our review is broad. For example, the borrowers are required to disclose their specific usage ~~purposes~~ of loans and make relevant warrants, including that they are not students and the loan agreements include clauses prohibiting borrowers using the loans for purchasing real property. In addition, the loans are usually small amount loans (approximately RMB 10,000 yuan for each borrower on average) with short repayment terms (usually within 12 months). ~~Thus, the borrowers generally would not use the loans on house purchasing.~~ Although we had ~~have~~ taken such measures and we believe we are in compliance with the Circular 141, uncertainties still exist in relation to the interpretation and implementation of Circular 141 and other relevant laws and regulations relating to P2P operation business and exist in the ultimate usage of loans by the borrowers after they obtain the loans since the flow of funds is not under our monitoring. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

. . .

• We note your disclosure on page 87 that you have taken “considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to [y]our business operations.” Please revise your disclosure to explain your compliance with and any material impact on your business, operations or liquidity resulting from the Custodian Guidelines, Circular 57, the Inspection Notice, or the Compliance Checklist.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in the 2023 20-F with below proposed amended disclosures (in which the deleted parts are with deletion line and the added parts are with underline).

Regulation- Regulations Relating to Historic P2P Operation Business.

. . .

We had ~~have~~ taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we ~~have appointed~~ had selected qualified banks to deposit the funds of lenders and borrowers and manage our own funds separately from the funds of lenders and borrowers, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. ~~However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”~~

Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers, and as of December 17, 2020, our P2P operation business had been cleared and ceased. Since that date, we have not undertaken any activities related to the P2P operation. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, while the Notice, the Registration Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 141, Circular 57, Circular 175, the Inspection Notice, the Compliance Checklist, the Notice on Further Proceed with Compliance Inspection of P2P Online Lending, the Circular of Strengthening the Construction of Credit Support System of Online Lending and the regulations therein, targets P2P operation business, they are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other such relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

4.	We also note your response to prior comment 9 and representation that you obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of your holding company and the VIEs in mainland China. In future filings, revise throughout the description of regulations beginning on page 81 to clarify whether you have obtained the various licensing and other requirements. For example, you state that the CBRC’s Interim Measures in 2016 required that online lending information service providers apply for VATS License. But you do not indicate whether you applied or received such license. As another non-exclusive example, on page 86 you identify a number of requirements under Circular 57 from 2017. But you do not indicate whether or how you have taken action to comply with such requirements. Please also update the identified licensing and other requirements as of the date of the report to be filed. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that since the Company’s P2P operation business had been cleared and ceased, the P2P operation business relevant laws and regulations are no longer applicable to us. The Company will include the below disclosure in the 2023 20-F (in which the deleted parts are with deletion line and the added parts are with underline). Particularly, for the laws and regulations related to P2P operation business, we discussed them in a new section under the Regulation part titled “Regulations Relating to Historic P2P Operation Business”.

Regulation-Regulations Relating to Foreign Investment

. . .

~~Due to the above restrictions and requirements, w~~We conduct our value-added telecommunications businesses through Shenzhen Xiaoying Technology Co., Ltd., one of our consolidated VIEs, and Shenzhen Ying Ai Gou Trading Co., Ltd., one of the subsidiaries of our consolidated VIEs, which hold VATS Licenses. However, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements.

. . .

Regulation- Regulations Relating to Value-Added Telecommunication Services

. . .

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. One of our consolidated VIEs and one of the subsidiaries of our consolidated VIEs have obtained VATS Licenses.

. . .

Regulation- Regulations Relating to Historic P2P Operation Business.

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were jointly promulgated by ten Chinese Mainland regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines set out definition of online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. ~~Pursuant to the Guidelines, an online peer-to-peer lending information services provider shall specify its nature as an information intermediary that provides information services to facilitate the lending between borrowers and lenders, rather than offer credit enhancement services or engage in illegal fund-raising.~~

On April 12, 2016, the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk, or the Notice, was issued by the China Bank Regulatory Commission, or the CBRC, which reiterated the requirements set out in the Guideline and further clarified the activities online peer-to-peer lending information service providers are prohibited to engage in.

~~The Interim Measures define online peer-to-peer lending as direct loans between peers, including nature persons, legal persons or organizations, through online platforms, which is in line with the definition of “online peer-to-peer lending” in the Guideline. Pursuant to the Interim Measures, companies engaged in the online lending information intermediary business shall only provide financial information services to borrowers and lenders for the purpose of facilitating their direct lending. Online lending information service providers shall complete registration with local financial regulatory authority and obtain appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.~~

~~According to the Interim Measures, online lending information providers shall, depending on the risk management capability, set upper limits on the outstanding loan balance of a single borrower borrowed both on one online lending platform and across all online lending platforms. In the case of natural persons, the balance of loan borrowed on one online lending platform shall not exceed RMB200,000, and the aggregated balance of loan borrowed across all platforms shall not exceed RMB1 million; in the case of legal persons or organizations, the limit for the outstanding loan balance on one platform and across all platforms shall be RMB1 million and RMB5 million respectively.~~

~~The Interim Measures stipulate that online lending information service providers shall not directly or indirectly engage in certain prohibited actions, including but not limited to, (i) self-financing, (ii) accepting or gathering funds of lenders, (iii) providing any guarantee to lenders directly or in a disguised form, (iv) issuing financial products to raise fund or acting as an agent to sell financial products, (v) splitting or fractionalizing the term of any financing product, (vi) asset securitization, (vii) falsifying or exaggerating the truthfulness and earnings of financing products or concealing the defects and risks of financing products, (viii) extending loans.~~

~~With respect to the online lending information service providers established prior to the implementation of the Interim Measures, which have not been in full compliance with the applicable requirements of the Interim Measures, the competent local financial regulatory department provide those not in full compliance with applicable requirements of the Interim Measures, a grace period of twelve months, within which such platforms shall rectify any violation against the Interim Measures and comply with all applicable requirements in the Interim Measures.~~

~~According to the Interim Measures, online lending information providers are subject to sanctions or penalties by local financial regulatory authorities or other competent authorities if found to be in violation of any applicable laws and regulations or relevant regulatory provisions relating to online lending information services. The sanctions and penalties include supervisory inquiry, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000, and criminal liabilities where applicable.~~

On October 28, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. ~~The Registration Guidelines, sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.~~ Since we are currently not an Internet Lending Information Intermediary, we believe that the Registration Guidelines are no longer applicable to us. In addition, to our knowledge, there are no detailed implementation rules regarding Registration Guidelines ever since 2016. However, uncertainties still exist in relation to the interpretation and implementation of the Registration Guidelines. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

The CBRC also authorizes local financial regulators to make detailed implementation rules regarding filing procedures. However, relevant local financial regulators are also in the process of making such implementation rules, which may require us to complete filing records under such future requirements within a grace period.

On February 22, 2017, the CBRC released the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which set out requirements on the fund custodian services for online lending information intermediaries. The Custodian Guidelines define custodian as commercial banks qualified for providing depositary services for online lending information providers and specify the criteria for qualification. Pursuant to the Custodian Guideline, an online lending information service provider may only enter into fund depositary agreement with one custodian for the funds of lenders and borrowers held by it, and shall segregate the funds of lenders, borrowers and the proprietary funds of online lending information service providers in separate accounts. For any online lending information service providers and custodian operating prior to the implementation of the Custodian Guideline, which are not in full compliance with the Custodian Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period starting from the issuance of the Custodian Guideline.

On August 23, 2017, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, which clarified the disclosure obligation of online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers shall set a special column of information disclosure on the eye-catching locations of its official website and all other available internet channels, such as mobile applications and WeChat official accounts to disclose certain information, including, among other things (i) basic information of the online lending information service provider, such as its registration information, organization information, and financial data; (ii) transaction related information, such as the total notional and number of transactions matched through the online lending information platform; and (iii) any event that could result in a material adverse effect on the operations of online lending information providers. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. For any online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period upon issuance of the Disclosure Guideline.

On July 4, 2017, Financial Development and Service Office of the People’s Government of Shenzhen published a discussion draft on the proposed Administrative Measures on the Registration of Shenzhen based Online Lending Information Intermediary, or the Proposed Administrative Measures, for public review and comments. The Proposed Administrative Measures set out detailed requirements and procedures for the registration of online lending information service providers, which, including, among others, to require the online lending information providers to implement robust network security protection system, select a qualified commercial bank that has a branch in Shenzhen as its fund custodian institution and opened the custodian accounts for online lending in its Shenzhen branch, and employ at least three senior executives with more than five years’ experience in the financial industry holding bachelor degrees or above. The public review and comments for the Proposed Administrative Measures has now concluded, but it is still uncertain when the draft will become effective and whether the definitive version would have substantial changes from the draft.

On December 1, 2017, the Notice on Rectification of Cash Loan Business, or Circular 141, was promulgated by the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending. In accordance with Circular 141, cash loan, which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be inspected and rectified. Circular 141 further specifies that the overall cost of loan, including among others, the loan interest and other forms of fees, charged by the institutions shall be subject to the restrictions on interest rates as specified in applicable rules on private lending. In addition, Circular 141 provides that banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure such third party not to charge fees from borrowers.

~~Moreover, pursuant to Circular 141, an online lending information provider shall not (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds. Where a lender develops business in violation of the afore-mentioned provisions, the regulatory authorities shall, in light of the seriousness of the case, urge it to rectify by taking such measures as suspending its business, ordering it to make correction, circulating a notice of criticism, rejecting filing or revoking its business qualification; if the circumstance is serious, the lender shall be banned; meanwhile, the relevant functional department and the financial regulatory department of the people’s government at the provincial level shall, as the case may be, impose administrative penalties on the lender according to law. If any website or platform assists the lender in conducting business in violation of laws or regulations, the relevant authorities shall suspend the operation of such website of platform, and pursue its liability in accordance with the law.~~ We had ~~have~~ taken considerate measures to comply with the Circular 141: (i) the interest rates of our products are capped and comply with the requirements of relevant laws and regulations; (ii) as of present, we do not deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) we do not outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) we no longer involve in peer-to-peer online lending business and we do not assist the banking financial institutions to participate in peer-to-peer online lending; and (v) we conduct risk review on the application materials submitted by borrowers and check their loan repayment capacity. The loans may be only granted when the risk review is passed. The scope of our review is broad. For example, the borrowers are required to disclose their specific usage ~~purposes~~ of loans and make relevant warrants, including that they are not students and the loan agreements include clauses prohibiting borrowers using the loans for purchasing real property. In addition, the loans are usually small amount loans (approximately RMB 10,000 yuan for each borrower on average) with short repayment terms (usually within 12 months). ~~Thus, the borrowers generally would not use the loans on house purchasing.~~ Although we had ~~have~~ taken such measures and we believe we are in compliance with the Circular 141, uncertainties still exist in relation to the interpretation and implementation of Circular 141 and other relevant laws and regulations relating to P2P operation business and exist in the ultimate usage of loans by the borrowers after they obtain the loans since the flow of funds is not under our monitoring. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, providing further clarification on several matters in connection with the rectification and registration of online lending information intermediaries, ~~including, among other things:~~

~~Requirements to qualify for registration.~~ Circular 57 sets forth certain requirements for online lending intermediary to qualify for the registration, including, among others, an online lending intermediary (i) shall cease conducting any thirteen prohibited actions regulated in the Interim Measures or exceeding the individual lending amount upper limit as stipulated in the Interim Measures after August 24, 2016, and shall fully eliminate the outstanding balance of such non-compliance products offered before August 24, 2016; (ii) shall cease offering the down payment loan for purchasing real property, campus loan or cash loan, and gradually reduce the outstanding balance of the abovementioned loan within certain timetable; and (iii) set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Head Office for Special Rectification of Peer-to-Peer Online Lending to hold user funds. We had taken considerate measures to comply with the Circular 57: (i) we didn’t conduct any of the thirteen prohibited actions during our operation and the individual lending amount is far lower than the stipulated upper limit; and (ii) we do not believe any of the loan products that we facilitate is prohibited under Circular 57. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, do not have mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices; and (iii) we had set up custody accounts with qualified banks as required. Although we had taken such measures and we believe we are in compliance with the Circular 57, uncertainties still exist in relation to the interpretation and implementation of Circular 57 and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. ~~For the online lending intermediaries that are unable to accomplish the rectification and registration but are continuing to participate in the online lending business, the relevant authorities shall subject such online lending intermediaries to administrative sanctions, including but not limited to revoking the operation license for telecommunication service, shutting down the websites, ceasing the entire business and forbidding the financial institutions to provide any financial service to such online lending intermediaries.~~

~~Requirements relating to the timing of the registration. The local governmental authorities shall complete inspection and registration with the following timetable: (i) completion of registration for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and difficulties to timely eliminate all those balance, the full elimination of such balance and registration shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to complete rectification, the ‘relevant work’ shall be completed by the end of June 2018.~~

~~Requirements relating to the transfer of creditor’s rights. The low-frequency transfer of creditor’s rights among lenders shall be regarded as legitimate, while transfer of creditor’s rights by means of, (i) quasi-asset securitization services or in form of packaged assets, securitized assets, trust assets or fund shares, (ii) “super-lender” mode where the executives or related parties of the online lending intermediary enter into a loan agreement with a borrower, and then transfer the creditor’s rights of such loan to the actual lender through online lending platform; (iii) connecting with the current and regular financial products, shall be deemed as illegal.~~

In August 2018, the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist, were promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending, on the basis of Interim Measures, Custodian Guidelines, Disclosure Guidelines, Circular 141 and Circular 57. According to the Inspection Notice, the compliance inspection, which consists of self-inspection conducted by online lending information intermediaries, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office, shall be completed by the end of December 2018. The online lending information intermediaries that are in compliance with the applicable rules and regulations could be granted access to the information disclosure system and the product registration system, and subject to certain conditions, such online lending information intermediaries are allowed to submit the filing applications.

~~The Compliance Checklist sets forth 108 inspection items. The main focuses of the compliance inspection under the Inspection Notice and the Compliance Checklist are, including among others, whether the online lending information intermediaries (1) conduct any business other than the information intermediary business, such as the credit intermediary business, (2) form any capital pool, or advance any funds to users; (3) finance for themselves directly or indirectly; (4) provide guarantee to lenders or promise full repayment of principal and interest; (5) provide promise of guaranteed redemption; (6) conduct risk evaluation of lenders and categorize lenders; (7) fully disclose risk information of the borrowers to the lenders; (8) strictly follow the principle of spreading money across small amount loans; (9) raise funds by offering wealth management products on their own or through their affiliates; (10) attract investors or lenders by means of high profits or other methods. However, the specific standards and procedures for the access to the information disclosure system and the product registration system and the application procedures of P2P registration will be subject to further notice.~~

In December 2018, the relevant Chinese Mainland regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or Circular 175, in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories.~~: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (iv) small-scale marketplaces , (v) marketplaces with high risks, and (vi) Normal Marketplaces. Pursuant to Circular 175, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we have entered into the Data Submission System of Online Security Centre since November 2018. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we would fall into categories (i) to (v) above. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by Chinese Mainland government authorities to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”~~

~~Requirements relating to risk reserve funds. The online lending information intermediaries shall cease setting aside additional fund as risk reserve funds, and shall gradually reduce the existing scale of risk reserve funds. In addition, the online lending information intermediaries are encouraged to seek third parties to provide guarantee to lenders.~~

~~We have taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we have selected qualified banks to deposit the funds of lenders and borrowers and manage our own funds separately from the funds of lenders and borrowers, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”~~

In January 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Notice on Further Proceed with Compliance Inspection of P2P Online Lending and Follow-up Work, which stipulates P2P online lending platform passed the inspections by the administrative authorities shall provide real time data step by step.

In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Strengthening the Construction of Credit Support System of Online Lending, as reported, which encourages operating peer-to-peer online lending institutions connect to credit reporting system, including the professional agency of basic database for financial credit information (i.e. the Credit Reference Center of the People’s Bank of China), Baihang Credit and etc, cracking down malicious debt evasion behaviors of non-operating peer-to-peer online lending entities, increasing the punishment of discredited enterprise and strengthening publicity and public opinion guidance.

As of the date of this annual report, we had taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we had appointed qualified banks to deposit the funds of lenders and borrowers and managed our own funds separately from the funds of lenders and borrowers, conducted inspection and check in pursuant to the Inspection Notice and Compliance Checklist, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. With the measures taken by us, we consider ourselves in compliance with the regulations mentioned above.

Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers, and as of December 17, 2020, our P2P operation business had been cleared and ceased. Since that date, we have not undertaken any activities related to the P2P operation. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, while the Notice, the Registration Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 141, Circular 57, Circular 175, the Inspection Notice, the Compliance Checklist, the Notice on Further Proceed with Compliance Inspection of P2P Online Lending, the Circular of Strengthening the Construction of Credit Support System of Online Lending and the regulations therein, targets P2P operation business, they are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other such relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

Regulation - Regulations Relating to Guarantee

. . .

We might be deemed as providing guarantee on some of the loans formed offline between institutional funding partners and the borrowers. We have cooperated with certain qualified institutional partners with the financing guarantee license and one of our Chinese Mainland subsidiaries, who has obtained the financing guarantee license, and therefore, we consider ourselves in compliance with the regulations mentioned above. However, given the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear, we cannot be certain that our existing practices will not be determined to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our cooperation model with Institutional Funding Partners may be deemed to operate financing guarantee business by the Chinese Mainland regulatory authorities. ~~We may be deemed to operate financing guarantee business by the PRC regulatory authorities.~~”

. . .

Regulation - Regulations Relating to Anti-Money Laundering

. . .

~~Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc. In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations.~~

. . .

Regulation- Regulations on Privacy Protection

. . .

~~Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers.~~

. . .

Regulation- Regulations Related to Credit Information

On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Entities engaging in personal credit information services shall obtain the personal credit information organization license pursuant to the Credit Information Services Measures. Financial institutions shall not carry out commercial cooperation with entities who have not obtained business qualifications for engaging in credit information services to obtain any credit information services.

We have not obtained personal credit information organization license, and our direct provision of our users’ personal information to financial institutions may not be permitted. However, one of our consolidated VIEs and one of our subsidiaries have received notices from the Shenzhen Center of Credit Reference Center of People’s Bank of China to be approved to connect to the credit reference system and to report business information relating to individual credit loan services. Further, we have been collaborating closely with a licensed personal credit information institution, to execute a plan that complies with the new regulation. Although we have made efforts and adjustments to comply with the regulatory requirements, we cannot assure you that we are in full compliance with all of the relevant requirements and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The Administrative Measures for Credit Information Services may impose adverse effects on our business, financial condition and results of operations.”

Regulation- Regulation Relating to Insurance Brokers

. . .

We have ~~During 2018,~~ acquired an insurance broker license for our insurance brokerage business. ~~As of the date hereof, we have not engaged in any insurance brokerage business.~~

5.	We note your response to prior comment 10. Please provide the legal analysis supporting your conclusions that you are not subject to the PRC Data Security Law and that you are not an “online platform operator” holding “more than one million users/users’ individual information” in light of the disclosure on page 70 that you facilitated 10,276,021 active borrowers, “each of whom made at least one transaction” on your platform. In this regard, we note you appear to believe the law does not apply because it was “recently promulgated.” Alternatively, it appears you may believe the law does not apply because you believe you do not “hold personal information of more than one million users.” Your revised disclosure should clearly indicate whether you believe you are subject to the PRC Data Security Law and if not, why not..

Response: The Company acknowledges the Staff’s comment and will include the following revised disclosures for the periods presented in the 2023 20-F (in which the deleted parts are with deletion line and the added parts are with underline).

Regulation - Regulations on Internet Information Security

. . .

Besides, pursuant to the Measures for Cybersecurity Review, which was amended on December 28, 2021 and became effective on February 15, 2022, the internet platform operators that hold the personal information of over one million users shall apply for a cybersecurity review before any public offering at a foreign stock exchange. Our ADSs have been listed on the NYSE since September 19, 2018, prior to the effective date of the amended Measures for Cybersecurity Review in 2021, and therefore, our IPO and listing on NYSE were not deemed to be subject to the Measures for Cybersecurity Review. As of the date of this annual report, we have not conducted cross-border transfer of personal information. However, given that the Measures for Cybersecurity Review were recently promulgated, ~~there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us. T~~ the Measures for Cybersecurity Review remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings or to maintain the listing status of our Class A ordinary shares and/or ADSs by companies that have completed the initial public offering in the United States before the effectiveness of the Measures for Cybersecurity Review. Furthermore, the exact scope of “internet platform operators” under the current regulatory regime remains unclear, ~~therefore, it is uncertain whether we would~~ and we may be deemed to be an internet platform operator under Chinese Mainland law. If the Cyberspace Administration of China subsequently determine that prior cybersecurity review is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to complete such cybersecurity review in a timely manner, or at all. If not, the Cyberspace Administration of China may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. Fines and penalties may be imposed on our operations in Chinese Mainland, limit our ability to pay dividends outside of Chinese Mainland, limit our operating privileges in Chinese Mainland, delay or restrict the repatriation of the proceeds from offering of securities overseas into Chinese Mainland or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

. . .

6.	We note your response to prior comment 11. In future filings, please revise your disclosure here and where appropriate to explain how the CAC’s oversight has impacted or is reasonably likely to impact your business and listing. Disclose to what extent you believe you are compliant with the regulations or policies issued by the CAC to date. Your revised disclosure should provide sufficient detail addressing the CAC’s oversight, which appears to specifically relate to your operations, including with respect to “internet value added businesses of which foreign investment is restricted.” Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and will include the following revised disclosures in the 2023 20-F (in which the added parts are with underline).

Risk Factors- Risks Associated with Being Based in or Having the Majority of our Operations in Chinese Mainland

. . .

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the Chinese Mainland territory during our operations in Chinese Mainland, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. According to the amended Measures of Cybersecurity Review, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures designed to ensure our compliance with cybersecurity and data privacy laws and regulations:

•          Data transmission and storage encryption: we have encrypted and stored all the collected sensitive user data as a whole. Strict decryption is required for queries or accessing this data. We have encrypted (State Secret Algorithm) the transmission of sensitive data (https), which can authenticate users and servers, ensure that the data is sent to the correct clients and servers, and prevent the data from being stolen in the middle of the process, maintain the integrity of the data, ensure that the data is not altered during transmission, and effectively guarantee the security of the data transmission between the client and us.

•          Security of network architecture: we adopt hardware firewall to manage our network strictly, and divide our network according to the business requirement and policy. We adopt a white list and access control strategy for delicate management, and identify terminals through the 802.1X certification or portal online certification. Terminals meeting the access control and strategy implementation requirements will be allowed to enter the internal network of us, so as to conduct accurate security control at the network level over any terminal.

•          Security of service application management: we use fortress machines to realize real-time collection and monitoring of system status, security events and network activities of every component in our network environment, so as to facilitate centralized alarm, timely processing and audit.

•          Disaster recovery framework planning and deployment: the applications and data of our key business systems have been deployed across machine rooms and regions so as to ensure the availability of services and business continuity. For the business data, we have periodically implemented the backup strategy in accordance with the business timeliness requirements and conducted regular rehearsals and verification of data recovery in accordance with the plan.

•          Intrusion prevention and web application firewall WAF deployment: we deploy intrusion prevention system, WAF in the business application portal, which can real-time, active, in-depth defense against application layer network attacks security defense.

•          Terminal security protection: we deploy the anti-information leakage system for terminal data security, based on a unified policy, using deep content analysis, instant identification, monitoring and protection of static data, dynamic data and data in use. We adopt high-strength encryption algorithms to provide real-time and comprehensive encryption protection for electronic documents in various formats. At the same time, the system also provides terminal security management functions, including document security management, behavioral management, system management, asset management, external equipment control, and operation auditing, etc., so that the intranet security risks in terms of information security, terminal behavioral management, and asset operation and maintenance can be effectively controlled.

•          Security Compliance and Scanning: we will regularly conduct penetration tests on servers and application systems, i.e., non-destructive simulated hacking attacks on network servers and application systems using security scanning tools and manually to ensure the rapid discovery and repair of security threats existing in the user’s system. We also regularly combine manual scanning with tool scanning to comprehensively dig into the code of general Web vulnerabilities, business logic vulnerabilities, application vulnerabilities, application configuration file insecurity, etc., to solve the existing security risks from the code level.

Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable Chinese Mainland laws on cybersecurity would have a material adverse impact on our business. However, any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have an adverse effect on our business and results of operations, and we cannot assure you that the operators from the CAC or other relevant governmental authority will not introduce additional requirements or policies which may require significant changes in the way we operate our business.

Please do not hesitate to contact Lawrence S. Venick at +852.5600.0188 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Lawrence S. Venick

Lawrence S. Venick

cc: Frank Fuya Zheng